Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING ANNOUNCES MANAGEMENT CHANGE

Calgary, Alberta, Canada – December 22, 2014

Precision Drilling Corporation (“Precision” or the “Corporation”) announced today that Senior Vice President, General Counsel and Corporate Secretary, Joanne Alexander, will be leaving the Corporation to pursue a new professional opportunity.

Precision’s President and CEO, Kevin Neveu, commented on the departure “Over her tenure with Precision, Joanne has been an important member of our senior management team and a leader within our organization.  Joanne was influential in the corporation’s growth initiatives in the U.S. and internationally. Additionally, she strengthened the corporation’s legal and compliance practices and helped to establish systems that will serve Precision well in the future.  She will be missed and we wish her well on her new opportunity.”

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com